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FOR RELEASE AT 3:30 P.M. CDT           For further information, contact:
April 15, 1996                         C. Mark Hussey
                                       Director, Investor and Public Relations
                                       Acme Metals Incorporated
                                       (708) 841-8383, Ext. 2266

                            STEPHEN D. BENNETT ELECTED CEO
                             OF ACME METALS INCORPORATED

RIVERDALE, Illinois, April 15, 1996 -- Acme Metals Incorporated announced that Stephen D. Bennett, President and Chief Operating Officer, has been elected President and Chief Executive Officer effective today. Mr. Bennett succeeds Brian W.H. Marsden, 64, who has been Chief Executive Officer of the Company since its May 1986 spin-off from the Interlake Corporation. Mr. Marsden will continue as Chairman of the Board of Directors.

Commenting on the change, Mr. Marsden said, "Steve Bennett's election to Chief Executive Officer is part of Acme Metals' established management succession plan and anticipates my planned retirement in 1997. The Board has decided to accelerate this organizational change because of a recently discovered medical condition that will require surgery and an expected two months of recuperation for me."

Mr. Bennett, 47, has served as President, Chief Operating Officer and a Director of the Company since January 1993. He joined the Company in 1990 as Vice President, Operations, after nearly 15 years in key operating and management positions with the
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USS Division of the USX Corporation and its predecessor, United States Steel
Corporation.

Mr. Bennett earned his B.S. in Mechanical Engineering from the U.S. Military Academy at West Point. He later earned an M.S. in Business Administration from Boston University and an M.S. in Mechanical Engineering from Purdue University.

Mr. Marsden said, "Steve's promotion recognizes his outstanding contributions to the Company. Under his leadership and guidance as President and Chief Operating Officer, Acme Metals has achieved record sales and earnings. Furthermore, Steve has been instrumental in planning and directing Acme's Modernization and Expansion Project, which consists of a continuous thin slab caster and seven-stand hot strip mill. As we near the completion and startup of the new facility in the second half of this year, it is appropriate now to make a smooth leadership transition to Steve, who is eminently qualified to lead Acme's growth into the next century."

Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping tools, welded steel pipe and tube, and automotive and light truck jacks. Its common stock is traded on the NASDAQ National Market system with the symbol ACME and on the Toronto Stock Exchange with the symbol AMK.
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